January 7, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Connors Funds Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A; File Nos. 333-259791, 811-23742

Ladies and Gentlemen:

Reference is made to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-259791) filed with the Securities and Exchange Commission by Connors Funds (“Registrant”) on December 21, 2021.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), Registrant hereby files the delaying amendment, prescribed by Rule 473(a) of the Securities Act, with respect to such Pre-Effective Amendment to the Registration Statement on Form N-1A (File 333-259791).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of City of Wyomissing and State of Pennsylvania, on the 7th day of January 2022.

Sincerely,

/s/ Debora M. Covell

Treasurer